Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: dMY Technology Group, Inc. III

Subject Company: dMY Technology Group, Inc. III

Filer’s Commission File Number: 1-39694

Date: September 28, 2021

dMY Technology Group III Stockholders Approve Business Combination with IonQ

Transaction Expected to Close on September 30, 2021

Gross Proceeds of $634 Million Sets Combined Company to Accelerate Growth

September 28, 2021 04:28 PM Eastern Daylight Time

LAS VEGAS—(BUSINESS WIRE)--dMY Technology Group III (the “Company” or “dMY III”) (NYSE: DMYI) announced today that its stockholders have approved all proposals related to the previously announced business combination (the “Business Combination”) with IonQ, a leader in quantum computing, at a special meeting of its stockholders held today, September 28, 2021. Approximately 97% of the votes cast at the meeting on the Business Combination proposal, representing approximately 62% of dMY III’s outstanding shares, voted to approve the business combination. dMY III received elections to redeem approximately 2.5% of total shares outstanding.

The closing of the Business Combination is anticipated to occur on or about September 30. Following the closing, the combined company will operate as IonQ, Inc. and its shares of common stock and publicly listed warrants are expected to trade on The New York Stock Exchange beginning on October 1, 2021 under the symbols “IONQ”, and “IONQ.WS” respectively.

IonQ is a leader in quantum computing, utilizing a trapped-ion approach to create the world’s most powerful quantum computers. IonQ employs some of the world’s foremost talent in quantum, including their Co-Founders, Dr. Jungsang Kim and Dr. Chris Monroe, who have both been named to the National Quantum Initiative Advisory Committee to the White House and have been trailblazers in the world of quantum computing for decades. IonQ is dedicated to making quantum computing not just the technology of the future, but increasingly, the cutting-edge technology of today.

“IonQ is bringing quantum computing to its Fortune 500 clients, and we believe will positively impact many key areas of valuable applied science in the coming decade,” said Niccolo de Masi, CEO of dMY III. “It has been a privilege to get to know the team at IonQ and we are proud to support this next leg of their journey as a public company, where they will be capitalized to continue leading the industry they have pioneered for over two decades.”

“We are thrilled to have a team like the one at dMY III to partner with, and especially one who believes so deeply in the mission of IonQ,” said Peter Chapman, CEO and President of IonQ. “The partnership between the dMY III team has combined world-class capital markets and quantum computing leadership experience and we look forward to welcoming both of dMY’s principals—Harry You and Niccolo de Masi—onto the board.”

About dMY Technology Group III.

dMY III. is a special purpose acquisition company founded by Niccolo de Masi and Harry You for the purpose of effecting a merger, capital share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

About IonQ

IonQ, Inc. is a leader in quantum computing, with a proven track record of innovation and deployment. IonQ’s next-generation quantum computer is the world’s most powerful trapped-ion quantum computer, and IonQ has defined what it believes is the best path forward to scale. IonQ is the only company with its quantum systems available through the cloud on Amazon Braket, Microsoft Azure, and Google Cloud, as well as through direct API access. IonQ was founded in 2015 by Christopher Monroe and Jungsang Kim based on 25 years of pioneering research. To learn more, visit www.ionq.com.

ADDITIONAL LEGAL INFORMATION

Important Information About the Merger and Where to Find It

This communication may be deemed solicitation material in respect of the proposed business combination between dMY III and IonQ (the “Business Combination”). The Business Combination has been submitted to the stockholders of dMY III and IonQ for their approval. In connection with the vote of dMY’s stockholders, dMY III Technology Group, Inc. III has filed relevant materials with the SEC, including a registration statement on Form S-4, which includes a proxy statement/prospectus. This communication does not contain all the information that should be considered concerning the proposed Business Combination and the other matters to be voted upon at the annual meeting and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. dMY III’s stockholders and other interested parties are urged to read the definitive proxy statement, dated August 12, 2021 and any other relevant documents that are filed or furnished or will be filed or will be furnished with the SEC carefully and in their entirety in connection with dMY III’s solicitation of proxies for the special meeting to be held to approve the Business Combination and other related matters, as these materials will contain important information about IonQ and dMY III and the proposed Business Combination. On or about August 12, 2021, dMY III mailed the definitive proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the special meeting relating to the transaction. Such stockholders are also be able to obtain copies of these materials, without charge at the SEC’s website at http://www.sec.gov, at the Company’s website at https://www.dmytechnology.com/ or by written request to dMY Technology Group, Inc. III, 11100 Santa Monica Blvd., Suite 2000, Los Angeles, CA 90025.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may be made directly in this communication. Some of the forward-looking statements can be identified by the use of forward-looking words. Statements that are not historical in nature, including the words “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” and other similar expressions are intended to identify forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of dMY’s securities; (ii) the risk that the transaction may not be completed by dMY’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by dMY; (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the merger agreement by the stockholders of dMY, the satisfaction of the minimum trust account amount following any redemptions by dMY’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third-party valuation in determining whether or not to pursue the proposed transaction; (v) the inability to complete the PIPE transaction; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (vii) the effect of the announcement or pendency of the transaction on IonQ’s business relationships, operating results and business generally; (viii) risks that the proposed transaction disrupts current plans and operations of IonQ; (ix) the outcome of any legal proceedings that may be instituted against IonQ or against dMY related to the merger agreement or the proposed transaction; (x) the ability to maintain the listing of dMY’s securities on a national securities exchange; (xi) changes in the competitive industries in which IonQ operates, variations in operating performance across competitors, changes in laws and regulations affecting IonQ’s business and changes in the combined capital structure; (xii) the ability to implement business plans, forecasts and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (xiii) the risk of downturns in the market and the technology industry including, but not limited to, as a result of the COVID-19 pandemic; and (xiv) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4 and other documents filed by dMY from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and dMY and IonQ assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither dMY nor IonQ gives any assurance that either dMY or IonQ, or the combined company, will achieve its expectations.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer or invitation for the sale or purchase of securities, assets or the business described herein or a commitment to the Company or the IonQ with respect to any of the foregoing, and this communication shall not form the basis of any contract, nor is it a solicitation of any vote, consent, or approval in any jurisdiction pursuant to or in connection with the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

dMY III and IonQ, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of dMY III’s stockholders in respect of the Business Combination. Information about the directors and executive officers of dMY III is set forth in the Company’s Form dMY III’s filings with the SEC. Information about the directors and executive officers of IonQ and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, are set forth in the definitive proxy statement/prospectus for the Business Combination. Additional information regarding the identity of all potential participants in the solicitation of proxies to dMY III’s stockholders in connection with the proposed Business Combination and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, are included in the definitive proxy statement/prospectus.

Contacts

IonQ Media contact:

Mission North

ionq@missionnorth.com

IonQ Investor Contact:

Michael Bowen and Ryan Gardella

IonQIR@icrinc.com

dMY III Investor Contact:

Niccolo de Masi

dMY Technology Group, Inc. III

niccolo@dmytechnology.com

310-600-6667

dMY III Media Contact:

ICR Inc.

dmypr@icrinc.com

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